UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 9)

 BARE ESCENTUALS, INC.
(Name of Subject Company)

BLUSH ACQUISITION CORPORATION
SHISEIDO COMPANY, LIMITED
(Names of Filing Persons (Purchasers)

Common Stock, Par Value $.001 Per Share

(Title of Class of Securities)

067511105

(CUSIP Number of Class of Securities)

 Takeshi Nakatsu
General Manager, Business Development Department
Shiseido Company, Limited
1-6-2, Higashi-shimbashi, Minato-ku, Tokyo 105-8310, Japan
Tel: +81-3-6218-6657
Fax: +81-3-6218-6662
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of filing persons)

 Copy to:
Peter Lyons Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 +1-212-848-4000	Kenneth Lebrun Shearman & Sterling LLP 2-2-2 Uchisaiwaicho, 5F Chiyoda –ku, Tokyo, 100-0011 +81-3-5251-1601

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$1,763,985,969	$ 125,773
*
Estimated for purposes of calculating the amount of the filing fee only.  Calculated by multiplying $18.20, the per share tender offer price, by 96,922,306 the sum of the 92,048,851 currently outstanding shares of Common Stock sought in the Offer and the 4,873,455 shares of Common Stock subject to all outstanding options.

**	Calculated by multiplying the transaction valuation by 0.00007130.
☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $ 125,773	Filing Party: Blush Acquisition Corporation
Form or Registration No.: Schedule TO	Date Filed: January 25, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 9 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on January 25, 2010 and previously amended by Blush Acquisition Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Shiseido Company, Limited, a corporation organized under the laws of Japan (“Shiseido”).  The Schedule TO relates to the offer by Purchaser (the “Offer”) to purchase all outstanding shares of Common Stock, par value $.001 per share (the “Shares”), of Bare Escentuals, Inc., a Delaware corporation (the “Company”), at a purchase price of $18.20 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 25, 2010 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase, including all schedules thereto, and the related Letter of Transmittal is incorporated herein by reference with respect to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein.  Capitalized terms used and not defined herein shall have the meanings set forth in the Offer to Purchase.

Documentation relating to the Offer has been mailed to Bare Escentuals’ stockholders and may be obtained free of charge at the SEC’s website at www.sec.gov, and may also be obtained at no charge by directing a request by mail to the information agent for the Offer, Innisfree M&A Incorporated, at 501 Madison Avenue, 20th Floor, New York, NY 10022, or by calling toll-free at (877) 750-9499 or collect at (212) 750-5833 for banks and brokers.

Item 11.	Additional Information.

Item 11 of the Schedule TO is amended and supplemented by adding the following:

“The initial period of the Offer expired at 12:00 midnight, New York City time, on Monday, March 8, 2010.  According to the Depositary, as of the expiration of the initial offering period, a total of 80,005,604 Shares, representing over 86.9 percent of the outstanding Shares, were validly tendered and not withdrawn prior to the expiration of the Offer.  Purchaser has accepted all such Shares for payment in accordance with the terms of the Offer, including 3,064,295 of such Shares that were tendered pursuant to the Offer’s guaranteed delivery procedure.

On March 9, 2010, Shiseido issued a press release, and filed an additional press release with the Tokyo Stock Exchange in Japan, announcing the results of the Offer and that Purchaser has commenced a Subsequent Offering Period for all remaining untendered Shares expiring at midnight, New York City time, on Thursday, March 11, 2010.  During the Subsequent Offering Period, holders of Shares who did not previously tender their Shares in the Offer may do so and will promptly receive the same $18.20 per Share cash consideration paid during the initial offering period.  Purchaser will immediately accept for payment all Shares validly tendered during this Subsequent Offering Period, and payment will be made promptly after acceptance, in accordance with the terms of the Offer.  The procedures for accepting the

Offer and tendering Shares during the Subsequent Offering Period are the same as those described for the Offer in the Offer to Purchase, except that (i) guaranteed delivery procedures may not be used during the Subsequent Offering Period and (ii) Shares tendered during the Subsequent Offering Period may not be withdrawn.

The full text of the press release issued by Shiseido announcing, among other things, the Subsequent Offering Period is filed as Exhibit (a)(8) hereto and is incorporated herein by reference.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following:

(a)(8)           Press Release issued by Shiseido on March 9, 2010.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 9, 2010

BLUSH ACQUISITION CORPORATION

By:	/s/ Joseph S. Kendy, Jr.
	Name:	Joseph S. Kendy, Jr.
	Title:	Secretary

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 9, 2010

SHISEIDO COMPANY, LIMITED

By:	/s/ Carsten Fischer
	Name:	Carsten Fischer
	Title:	Chief Officer
International Business Division

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)*	Offer to Purchase dated January 25, 2010.

(a)(2)*	Form of Letter of Transmittal.

(a)(3)*	Form of Notice of Guaranteed Delivery.

(a)(4)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)*	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.

(a)(6)*	Summary Advertisement as published in The Wall Street Journal on January 25, 2010.

(a)(7)*	Joint Press Release issued by Shiseido and the Company on January 25, 2010.

(a)(8)	Press Release issued by Shiseido on March 9, 2010.

(b)(1)*	Letter of Commitment for Senior Credit Facility between Mizuho Bank, Limited and Shiseido, dated January 13, 2010.

(b)(2)*	Summary of Financing Terms between Mizuho Bank, Limited and Shiseido.

(b)(3)*	Memorandum, dated as of March 5, 2010, between Shiseido and Mizuho Bank, Limited.

(b)(4)*	Agreement on Overdraft in Special Current Account (for Money Market Interest Rate use), dated as of March 5, 2010, between Shiseido and Mizuho Bank, Limited.

(c)	Not applicable.

(d)(1)
Agreement and Plan of Merger, dated as of January 14, 2010, among Shiseido, Purchaser and the Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company with the SEC on January 15, 2010).

(d)(2)
Stockholders Support Agreement, dated as of January 14, 2010, among Shiseido, Purchaser, Berkshire Partners LLC, Berkshire Fund V, Limited Partnership, Berkshire Fund VI, Limited Partnership and Berkshire Investors LLC (incorporated by reference to Exhibit 2.2 of the Schedule 13D filed by Berkshire Partners LLC and each other Berkshire entity that is a party to the Stockholders Support Agreement).

(d)(3)*	Contribution Agreement, dated as of January 14, 2010, between Shiseido and Leslie Blodgett on behalf of herself and as trustee of the Blodgett Family Trust dated June 4, 2004.

(d)(4)*	Confidentiality Agreement, dated as of September 17, 2009, between Shiseido and the Company.

(d)(5)
Amended and Restated Name and Likeness Agreement, dated as of January 14, 2010, between the Company and Leslie Blodgett (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company with the SEC on January 20, 2010).

(d)(6)
Employment Agreement, dated as of January 14, 2010, between the Company and Leslie Blodgett (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Company with the SEC on January 20, 2010).

(d)(7)
Employment Agreement, dated as of January 14, 2010, between the Company and Myles McCormick (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Company with the SEC on January 20, 2010).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*  Previously filed.